U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-34409

RECON TECHNOLOGY, LTD

Room 601, No.1 Shui’an South Street

Chaoyang District

Beijing, 100012

People's Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

On December 14, 2023, Recon Technology, Ltd (the “Company”) entered into a Warrant Purchase Agreement with certain accredited investors (the “Sellers”) pursuant to which the Company agreed to buy back an aggregate of 17,953,269 warrants (the “Warrants”) from the Sellers, and the Sellers agreed to sell the Warrants back to the Company. These Warrants were sold to these Sellers in two previous transactions that closed on June 16, 2021, and March 14, 2023. The purchase price for each Warrant is $0.25, and the terms of each Warrant Purchase Agreement are substantially identical.

Maxim Group LLC acted as the exclusive advisor in connection with the Warrant Purchase Agreement between the Company and the Sellers.

At closing, which occurred substantially concurrently with the execution of the Warrant Purchase Agreement, the Company shall pay the purchase price to the Sellers by wire transfer. The Sellers shall undertake to deliver the Warrant to the Company for cancellation as soon as practicable following the closing date. Notwithstanding the foregoing, the Warrant shall be deemed cancelled upon the receipt by the Sellers of the purchase price.

The Company has agreed that if the Company repurchases any other warrants prior to June 14, 2024 at a higher purchase price per Warrant than the purchase price per Warrant stated in the Warrant Purchase Agreement, then the Company shall pay Sellers the difference between the purchase prices per Warrant. Similarly, if the Company enters into or announces any Fundamental Transactions as defined in the Warrants, and the Black-Scholes Value is a purchase price per Warrant that is higher than the purchase price per Warrant stated in the Warrant Purchase Agreement, then the Company shall pay Sellers the difference between the Black-Scholes Value purchase price per Warrant and the stated purchase price per Warrant in the Warrant Purchase Agreement.

Exhibits

Exhibit 4.1	Form of Warrant Purchase Agreement

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

RECON TECHNOLOGY, LTD

/s/ Shenping Yin
Shenping Yin
Chief Executive Officer
(Principal Executive Officer)

Dated: December 15, 2023